Exhibit 99.(a)(5)

Press Release

FOR IMMEDIATE RELEASE

For More Information Contact:

Aberdeen Investments U.S. Closed-End Funds

Investor Relations

800-522-5465

Investor.Relations@aberdeenplc.com

ABRDN JAPAN EQUITY FUND, INC. (JEQ) ANNOUNCES RESULTS OF SPECIAL STOCKHOLDER MEETING RELATING TO PROPOSED REORGANIZATION WITH ABRDN GLOBAL INFRASTRUCTURE INCOME FUND (ASGI) AND RESULTS OF THE ANNUAL GENERAL MEETING

(Philadelphia, July 25, 2025) – abrdn Japan Equity Fund, Inc. (NYSE: JEQ) announces results of its annual general meeting (“Annual Meeting”) and special meeting of stockholders (the “Special Meeting”) held today, July 25, 2025.

Stockholders of JEQ (the “Fund”) voted to approve the reorganization of JEQ into abrdn Global Infrastructure Income Fund, a New York Stock Exchange-listed closed-end fund trading under the symbol “ASGI” (the “Reorganization”).

As of the record date, June 13, 2025, JEQ had outstanding 14,145,970 shares of common stock, of which 74.7% were voted at the Special Meeting representing a quorum. Stockholders of the Fund voted on the proposal set forth below:

Proposal: To approve an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the Fund to abrdn Global Infrastructure Income Fund (the “Acquiring Fund”) in exchange solely for newly issued common shares of beneficial interest of the Acquiring Fund (although cash may be distributed in lieu of fractional shares) and the assumption by the Acquiring Fund of all or substantially all liabilities of the Fund and the distribution of common shares of beneficial interest of the Acquiring Fund to the stockholders of the Fund and complete liquidation of the Fund.

Votes For	Votes Against/Withheld	Votes Abstained
10,016,314	528,477	19,050

Prior to the Reorganization, the Fund will conduct a cash tender offer to purchase up to 50% of the issued and outstanding shares at a price per share to be equal to 98% of the Fund’s net asset value (“NAV”) per share as determined by the Fund on the next business day following the expiration date of the tender offer. Full details and timing of the tender offer will be shared with stockholders in August 2025.

It is currently expected that the Reorganization will be completed in the fourth quarter of 2025 subject to (i) payment of the cash tender offer and (ii) the satisfaction of customary closing conditions. More details on timing of the Reorganization will be announced in due course.

Also held today was the Fund’s Annual Meeting at which approximately 89.6% of outstanding common stock was voted representing a quorum. At the Annual Meeting, stockholders of the Fund voted on the proposals set forth below:

Proposal 1: To consider and vote upon the election of two Class II Directors of the Fund to serve until the 2028 Annual Meeting of Stockholders, or until each such Director's successor is duly elected and qualified.

	Votes For	Votes Against/Withheld	Votes Abstained
Alan Goodson	12,223,657	421,607	31,020
Rose DiMartino	12,211,238	435,130	29,916

Proposal 2: To consider the continuation of one Class I Director under the Fund’s Corporate Governance Policies

	Votes For	Votes Against/Withheld	Votes Abstained
Radhika Ajmera	12,207,346	438,964	29,975

Important Information

In the United States, Aberdeen Investments is the marketing name for the following affiliated, registered investment advisers: abrdn Inc., abrdn Investments Limited, and abrdn Asia Limited.

The information in this press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Closed-end funds are traded on the secondary market through one of the stock exchanges. Investment return and principal value will fluctuate so that an investor’s shares may be worth more or less than the original cost. Shares of closed-end funds may trade above (a premium) or below (a discount) the net asset value (NAV) of the fund’s portfolio. There is no assurance that a fund will achieve its investment objective. Past performance does not guarantee future results.

https://www.aberdeeninvestments.com/en-us/investor/investment-solutions/closed-end-funds

###